Exhibit 99.1

VIMICRO ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

BEIJING, September 15, 2015 /PRNewswire/ -- Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Vimicro China (Parent) Limited (“Parent”) and Vimicro China Acquisition Limited (“Merger Sub”), pursuant to which Parent will acquire Vimicro (the “Transaction”) for US$3.375 per ordinary share of the Company (a “Share”) or US$13.50 per American depositary share, each representing four Shares (an “ADS”). This amount represents a premium of 9.5% over the Company’s closing price of US$12.33 per ADS on June 19, 2015, the last trading day prior to June 22, 2015, the date that the Company announced that it had received a “going-private” proposal, and a premium of 15.4% to the volume-weighted average closing prices of the Company’s ADSs during the 90 trading days prior to June 22, 2015.

Immediately after the completion of the Transaction, Parent will be ultimately beneficially owned by Dr. Zhonghan (John) Deng, founder, chairman and chief executive officer of the Company, Mr. Zhaowei (Kevin) Jin, co-chief executive officer and a board member of the Company, Dr. Xiaodong (Dave) Yang and Mr. Shengda Zan (collectively, the "Buyer Group"). To date, the Buyer Group beneficially owns, in the aggregate, approximately 41% of the outstanding Shares (excluding outstanding options of the Company).

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of the Board (the “Special Committee”), approved the Merger Agreement and the Transaction and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Transaction. The Special Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

Prior to the approval of the Merger Agreement by the Board, the Board approved and the Company has executed and delivered Amendment No. 2 to the Rights Agreement, dated December 12, 2008, as amended by Amendment No. 1 to Rights Agreement, dated June 18, 2015 (as so amended, the “Rights Agreement”), by and between RBC Corporate Services Hong Kong Limited (formerly known as RBC Dexia Corporate Services Hong Kong Limited), as rights agent. The Rights Amendment, among other things, renders the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated thereby.

The Transaction is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders convened to consider the authorization and approval of the Merger Agreement. The Buyer Group have agreed to vote all of the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the Transaction. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Market.

The Buyer Group intends to fund the Transaction from the proceeds of a loan to be provided by Alpha Spring Limited pursuant to a commitment letter dated September 15, 2015.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Transaction, the Company and the other participants in the Transaction.

Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) is serving as financial advisors to the Special Committee. Kirkland & Ellis is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Company. Duane Morris & Selvam LLP is serving as legal advisor to Duff & Phelps.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is serving as U.S. legal advisor to the Buyer Group.

Additional Information about the Transaction

The Company will furnish to the SEC a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement as an exhibit. All parties desiring details regarding the transactions contemplated by the Merger Agreement, including the Merger, are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the proposed Transaction, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and or phone number:

Vimicro International Corporation

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

Telephone +8610-5884-8898

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed Transaction proceed.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to increase its sales of PC camera processors, as well as video surveillance products; the expected growth of the video surveillance market; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the Company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry and fluctuations in the markets in which the Company competes. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation

Investor Relations

Phone: +8610-5884-8898

E-mail: ir@vimicro.com